Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Six Months Ended
	June 30

	2001	2000
	(In Millions)
Earnings:
Earnings before income taxes and
cumulative effect of accounting change	$ (1,051)	$ 714
Fixed charges, from below	456	574
Undistributed losses of affiliates	13	3
Interest capitalized	(45)	(40)

Earnings	$ (627)	$ 1,251
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Fixed charges:

Interest expense	$ 254	$ 192
Preferred stock dividend requirements	8	65
Portion of rental expense representative
of the interest factor	194	317

Fixed charges	$ 456	$ 574
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Ratio of earnings to fixed charges	(a)	2.18
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(a) Earnings were inadequate to cover fixed charges by $1.1 billion in 2001.